



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 3/3/16

DIVISION OF
CORPORATION FINANCE

March 14, 2016

Kimberly K. Rubel
Drinker Biddle & Reath LLP
kimberly.rubel@dbr.com

Act: 1934
Section: 14a-8 (OD2)
Rule:
Public
Availability: 3-14-16

Re: Perrigo Company plc
Incoming letter dated March 3, 2016

Dear Ms. Rubel:

This is in response to your letter dated March 3, 2016 concerning the shareholder proposals submitted to Perrigo by Dennis Breuel. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Dennis Breuel
*** FISMA & OMB Memorandum M-07-16 ***

March 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Perrigo Company plc
Incoming letter dated March 3, 2016

The proposals relate to stock options.

We are unable to concur in your view that Perrigo may exclude the proposals under rule 14a-8(e)(2). Accordingly, we do not believe that Perrigo may omit the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Perrigo did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Perrigo's request that the 80-day requirement be waived.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DrinkerBiddle&Reath LLP

Kimberly K. Rubel
312-569-1133 Direct
312-569-3133 Fax
kimberly.rubel@dbr.com

Law Offices
191 N. Wacker Drive
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(312) 569-1000
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CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

Established 1849

March 3, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
(via e-mail: shareholderproposals@sec.gov)

Re: Perrigo Company plc
Commission File No. 001-36353

Ladies and Gentlemen:

We are submitting this letter on behalf of Perrigo Company plc (the "Company") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to inform you that the Company intends to omit from its proxy statement and form of proxy for its Annual Meeting of Stockholders to be held on April 26, 2016 (collectively, its "2016 Proxy Materials") two shareholder proposals and statements in support thereof (the "Proposals") received from Mr. Dennis Breuel (the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") and Rule 14a-8(j), this letter and its exhibit are being delivered to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company is concurrently sending a copy this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D require shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") regarding their proposals. For that reason, by copy of this letter to the Proponent, we are informing him that, if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, he should send a copy of that correspondence at the same time to the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Proposals were submitted by letter dated February 18, 2016 and addressed to the Company's principal executive offices in Dublin, Ireland. That letter was postmarked February 20, 2016 and received by the Company on February 25, 2016.

The Proposals state:

"Resolved that shareholders recommend that Perrigo not issue any stock options for less than $250 per share."

"Resolved that shareholders recommend that Perrigo void any stock options issued to management in 2014 and 2015 for not providing shareholder value to the shareholders."

A copy of the letter containing the Proposals and the related supporting statements is included in Exhibit A.

BASIS FOR EXCLUSION

The Proposals may be omitted under Rule 14a-8(e)(2) because of untimely receipt.

The Company believes it may exclude the Proposals from its 2016 Proxy Materials because they were not timely submitted as required by Rule 14a-8(e)(2). As a result of the Company's change in fiscal year end, the 2016 Annual General Meeting of Shareholders (the "2016 AGM") will be held on a date that is more than 30 days before the first anniversary of the Company's 2015 Annual General Meeting of Shareholders. For that reason, the Company also set new deadlines for receipt of shareholder proposals for the 2016 AGM in accordance with Rule 14a-8(e)(2) and its Articles of Association. Consistent with those changes, the Company disclosed in a Form 8-K filed on January 20, 2016 that, to be timely, shareholder proposals for the 2016 AGM were required to be submitted between January 27, 2016 and February 16, 2016.

The Staff has consistently enforced deadlines for the submission of shareholder proposals and concurred with the omission of proposals pursuant to Rule 14a-8(e)(2) on the basis that those proposals were received at the company's principal executive offices after the deadline for submission. See, e.g., International Business Machines Corporation (February 19, 2016); Adobe Systems, Inc. (January 4, 2016).

In this case, the Company received the Proposals on February 25, 2016, nine days after the deadline. Rule 14a-8(f) provides that a company may exclude a proposal that does not comply with the procedural requirements of Rule 14a-8. Since there is no way for the Proponent to correct this deficiency, the Company has not notified the Proponent of the procedural failure. Rule 14a-8(f) addresses this situation: "A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

While the Company believes there are additional eligibility, procedural and substantive bases under Rule 14a-8 for omitting the Proposals from its 2016 Proxy Materials, the Company has not addressed those matters here because the Proponent has not met the timeliness requirement. The Company reserves the right to raise additional arguments in support of the exclusion of the Proposals.

REQUEST FOR WAIVER

The Company requests a waiver of the 80-day requirement in Rule 14a-8(j)(1) because the Proposals were received less than 80 days before the anticipated filing of its 2016 Proxy Materials.

Rule 14a-8(j)(1) requires a company intending to exclude a shareholder proposal from its proxy materials to file its reasons for doing so with the Commission no later than 80 calendar days before it files its definitive proxy materials. The Company intends to file its preliminary 2016 Proxy Materials on March 4, 2016 and to file and distribute its definitive 2016 Proxy Materials no later than March 17, 2016, which is less than 80 days from its receipt of the Proposals. Rule 14a-8(j)(1) permits the Staff to waive the 80-day requirement for good cause. The Company believes that good cause exists given that it received the proposals less than 80 days prior to the deadline. See International Business Machines Corporation (February 19, 2016) (waiver of the 80-day requirement in similar circumstances).

CONCLUSION

The Company believes that the Proposals may be properly omitted from its 2016 Proxy Materials pursuant to Rule 14a-8(e). The Company respectfully requests the Staff's concurrence with its decision to do so and further requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposals. Given that the filing and distribution of the 2016 Proxy Materials is imminent, the Company requests a response from the Staff as soon as practicable.

* * * * *

If you have questions or need additional information, please call me at (312) 569-1133 or Todd W. Kingma, the Company's Executive Vice President, General Counsel and Corporate Secretary, at (269) 673-8451. We would appreciate receiving the Staff's written response when it is available by e-mail at todd.kingma@perrigo.com, with a copy to kimberly.rubel@dbr.com.

Very truly yours,



Kimberly K. Rubel

Enclosure
cc: Todd W. Kingma (Perrigo Company plc)
Dennis Breuel (Proponent)

Exhibit A

The Proposals and Supporting Statements

2/18/2016

Perrigo company Public Limited

Treasury Bldg, Lower Grand Canal St

Dublin 2, Ireland

Shareholder Proposal

Dear Sir

I am a beneficial shareholder of Perrigo with 300 shares. An offer to purchase the company was made From Mylan for $250Shire and the Board of Directors deemed it inadequate. Based on the Board of Directors statement, I wish to propose the following shareholder proposal at the annual meeting.

Resolved that shareholders recommend that Perrigo not issue any stock options for less than $250 per share.

Supporting Statement

An offer was made to purchase the company at $250 per share. The company responded that the offer was undervalued. It would be inappropriate to sell shares to the management at a price that was undervalued. The options should be sold at a fair value and not undervalued. The $250 price would provide incentive to management because it would be at a discount when considering the time value of money.

In another proposal

Resolved that shareholders recommend that Perrigo void any stock options issued to management in 2014 and 2015 for not providing shareholder value to the shareholders.

Supporting Statement

The new Perrigo was issued to the shareholders at $156 a share in 2013. The stock has not appreciated from that price since. The management should not be rewarded for underperformance.

Please send correspondence to:

Dennis Breuel ***FISMA & OMB MEMORANDUN M-07-16***

FISMA & OMB MEMORANDUN M-07-16

Sincerely



Dennis Breuel

~~STATE OF NEW JERSEY~~
~~DEPARTMENT OF BANKING AND INSURANC~~
~~PO BOX 325~~
~~TRENTON, NJ~~

***FISMA & OMB MEMORANDUN M-07-1





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FEB 20, 16
AMOUNT
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Perrigo Company
Treasury Building
Lower Grand Canal St
Dublin 2, Ireland


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